Filed by Canadian Superior Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Canada Southern Petroleum Ltd.
Commission File No.: 333-135127

For Immediate Release	July 11, 2006
CANADIAN SUPERIOR RESPONDS TO CANADA SOUTHERN’S REVISED SHAREHOLDER
CIRCULAR ALLEGATION OF CANADIAN SUPERIOR’S FAILURE TO MEET
CALGARY, ALBERTA — (CCNMatthews — June 29, 2006) — Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG) (AMEX:SNG) of Calgary, Alberta, Canada announced today that Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ:CSPLF/TSX:CSW) in its revised July 5, 2006 directors circular states that Canadian Superior has declined to make a presentation to Canada Southern and it’s financial advisors with respect to its properties and the value of Canadian Superior’s offer to take over Canada Southern and the Director’s of Canada Southern have previously stated that they have carefully reviewed and considered Canadian Superior’s offer to take over Canada Southern. In Canadian Superior’s opinion these statements are completely untrue.
On June 2, 2006 and on June 22, 2006 Canadian Superior offered to make a technical presentation to Canada Southern’s Board and the Company’s geological and geophysical staff, and on June 22, 2006 by writing Canadian Superior advised Canada Southern that such presentation could be attended by one of Canada Southern’s financial advisors. This proposal was made in response to the President of Canada Southern indicating to Canadian Superior at a technical overview provided to him and Canada Southern’s legal counsel on June 2, 2006 by Canadian Superior at Canadian Superior’s office that Canada Southern would require Canada Southern’s in-house technical staff to review Canadian Superior’s inventory of projects and assets to properly place a value on Canadian Superior’s offer, when Canadian Superior indicated it was going to make a cash and share bid for Canada Southern. Canada Southern’s President and legal counsel asked Canadian Superior to put Canadian Superior’s offer in writing to Canada Southern which was done within 48 hours of the meeting.
Canadian Superior continues and remains ready and willing at any time to provide Canada Southern with the technical presentation as previously requested by Canada Southern. Canadian Superior is also of the opinion that the Board of Directors of Canada Southern have a legal and fiduciary obligation to properly, carefully and fully evaluate our offer to purchase Canada Southern.
Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations in Western Canada, offshore Trinidad and Tobago and offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s Western Canadian Operations, Trinidad and Tobago holdings and the Company’s offshore Nova Scotia interests.
This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or services.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission and the Corporation’s Offer to Purchase Canada Southern Petroleum Ltd. and Circular which has been filed as part of a Schedule TO on file with the U.S. Securities and Exchange Commission
FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT;
Canadian Superior Energy Inc.
Suite 3300, 400 — 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374
www.cansup.com